Exhibit 4.1

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. A description of material terms and provisions of our Restated Certificate of Incorporation, as amended, and Amended By-Laws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended, and Amended By-Laws.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends when declared by our board of directors, at their discretion, from legally available funds. The holders of our common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Upon liquidation or dissolution, the holders of our common stock are entitled to receive all assets available for distribution to shareholders, subject to the preferential rights of the holders of the Series C and Series D Convertible Preferred Stock and any other series of preferred stock that may be then outstanding.

Preferred Stock

Shares of preferred stock are issuable in one or more series at the time or times and for the consideration as our board of directors may determine. All shares of each series of preferred stock shall be equal in rank and identical in all respects. Authority is expressly granted to our board of directors to fix from time to time, by resolution or resolutions providing for:

●	the establishment and/or issuance of any series of preferred stock;

●	the designation of any series of preferred stock;

●	the powers, preferences and rights of the shares of that series; and

●	the qualifications, limitations or restrictions of the preferred stock.

We currently have designated four series of preferred stock. Each series of preferred stock is summarized below. While we have no present intention to issue shares of any additional series of preferred stock, any such issuance could dilute the equity of the outstanding shares of common stock and could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any newly issued preferred stock may have other rights, including economic rights senior to the common stock and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock.

Series B Convertible Preferred Stock. 1,000 shares of Series B Convertible Preferred Stock are authorized and were issued however, all of such shares have been converted into shares of our common stock as of May 20, 2004 and none of such shares remain issued and outstanding.

Series C Convertible Preferred Stock. The following is a summary of the material terms of the Series C Convertible Preferred Stock, as those terms have been revised pursuant to an Acknowledgement and Waiver Agreement dated as of February 17, 2004. The underlying documents for the Series C Convertible Preferred Stock are a securities purchase agreement, a registrations rights agreement, a certificate of amendment, all of which have been filed as exhibits to our Form 8-K filed with the Commission on October 12, 2000, a letter of understanding and term sheet filed as exhibits to our report on Form 8-K filed with the Commission on March 22, 2002, an agreement filed as an exhibit to our report on Form 8-K filed with the Commission on January 6, 2003 and an acknowledgement and waiver agreement filed as an exhibit to our Form 8-K filed with the Commission on February 17, 2004.

Exhibit 4.1

General Terms of the Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock has no voting rights other than as required by law, and is not entitled to receive dividends. However, the holders of Series C Convertible Preferred Common Stock prior to February 17, 2004 were entitled to receive an additional amount in cash or shares of common stock, at our option, upon conversion of the Series C Convertible Preferred Stock. Subsequent to February 17, 2004, holders of Series C Convertible Preferred Stock are no longer entitled to any further additional amounts.

In the event of our liquidation or dissolution, the holders of the Series C Convertible Preferred Stock are entitled to receive in cash out of our assets an amount per share equal to $10,000 plus $1,671, the additional amount described above. The holders of Series C Convertible Preferred Stock are entitled to receive these amounts in preference to the holders of our common stock and any other junior class of our capital stock.

Conversion. Each share of Series C Convertible Preferred Stock is convertible into shares of the common stock at the option of the holder. The number of shares of common stock into which a share of Series C Convertible Preferred Stock may be converted (the “conversion rate”) is equal to $10,000 plus the additional amount divided by the conversion price of $0.2551 of the Series C Convertible Preferred Stock.

Limitations on Conversion. The issuance of shares of common stock upon conversion of the Series C Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% or, together with other shares beneficially owned during the 60-day period prior to such conversion, not to beneficially own in excess of 9.99% of the outstanding shares of common stock. These calculations exclude the number of shares of common stock which would be issuable upon:

●	conversion of the remaining, nonconverted shares of Series C Convertible Preferred Stock beneficially owned by the holder and its affiliates; or

●

exercise or conversion of any of the unexercised or unconverted portion of any other of our securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

These limitations do not prevent the holder from reducing its beneficial ownership by sale or other transfer of common stock, and then acquiring additional shares of common stock, up to the beneficial ownership limits, by conversion of shares of Series C Convertible Preferred Stock.

Other Terms. The transaction documents relating to the Series C Convertible Preferred Stock contain other representations, warranties, agreements and indemnification obligations of Andrea. The operative agreements

●	contain a right of first refusal in favor of the investors which applies to certain of our private equity financings for one year after the initial closing,

Exhibit 4.1

●	restrict our ability to redeem, pay any cash dividends and make certain distributions on our common stock,

●	limit our ability to issue senior preferred stock, and

●	prohibit us from entering into certain related party transactions except as set forth in the securities purchase agreement.

The shares of Series C Convertible Preferred Stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the conversion price, other than for certain previously outstanding securities and certain “excluded securities” (as defined in the certificate of amendment). In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the conversion price in the Series C Convertible Preferred Stock, the purchasers may elect to substitute the more favorable variable price when making conversions of the Series C Convertible Preferred Stock.

Series D Convertible Preferred Stock. The following is a summary of the material terms of the Series D Convertible Preferred Stock. The underlying documents for the Series D Convertible Preferred Stock are a securities purchase agreement, registration rights agreement and a certificate of amendment, all filed as exhibits to our Form 8-K filed with the Commission on February 26, 2004.

General Terms of the Series D Convertible Preferred Stock. The Series D Convertible Preferred Stock has no voting rights other than as required by law, and is not entitled to receive dividends. In the event of our liquidation or dissolution, the holders of the Series D Convertible Preferred Stock are entitled to receive in cash out of our assets an amount per share equal to $1.00. The holders of Series D Convertible Preferred Stock are entitled to receive these amounts in preference to the holders of our common stock and any other junior class of our capital stock.

Conversion. Each share of Series D Convertible Preferred Stock is convertible into four shares of common stock at the option of the holder (a conversion price of $0.25 per share, subject to adjustment for certain stock splits, recapitalizations, or other dilutive transactions).

Limitations on Conversion. The issuance of shares of common stock upon conversion of the Series D Convertible Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder not to beneficially own in excess of 4.99% of then outstanding shares of our common stock, and except that each holder has a right to terminate such limitation upon 61-days notice to us. These calculations exclude the number of shares of common stock which would be issuable upon:

●	conversion of the remaining, nonconverted shares of Series D Convertible Preferred Stock beneficially owned by the holder and its affiliates;

●	exercise of the warrants issued in connection with the Series D Convertible Preferred Stock beneficially owned by the holder and its affiliates; and

●

exercise or conversion of any of the unexercised or unconverted portion of any other of our securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

Exhibit 4.1

These limitations do not prevent the holder from reducing its beneficial ownership by sale or other transfer of common stock, and then acquiring additional shares of common stock, up to the beneficial ownership limits, by conversion of shares of Series D Convertible Preferred Stock.

Other Terms. The transaction documents relating to the Series D Convertible Preferred Stock and warrants contain other representations, warranties, agreements and indemnification obligations of Andrea. The operative agreements

●	restrict our ability to redeem, pay any cash dividends and make certain distributions on our common stock, and

●	limit our ability to issue senior preferred stock.

The shares of Series D Convertible Preferred Stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of common stock at a price below the conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the conversion price, other than for certain previously outstanding securities and certain “excluded securities” (as defined in the certificate of amendment). In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the conversion price in the Series D Convertible Preferred Stock, the purchasers may elect to substitute the more favorable variable price when making conversions of the Series D Convertible Preferred Stock.